UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 18, 2020, BeyondSpring Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Jefferies LLC and William Blair & Company, L.L.C., as representatives of the underwriters named therein (the “Underwriters”), relating to an offering (the “Offering”) of an aggregate of 2,219,500 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), including the exercise in full of the Underwriters’ option to purchase an additional 289,500 Ordinary Shares, at the public offering price of $13.00 per share (the “Public Offering Price”). On June 18, 2020, the Company also entered into a Share Subscription Agreement (the “Share Subscription Agreement”) with entities affiliated with Decheng Capital, relating to the sale of an aggregate of 384,615 Ordinary Shares at the Public Offering Price, in a separate private placement transaction (the “Private Placement”). The Offering closed on June 23, 2020, and the Private Placement is expected to close on July 2, 2020, subject to satisfaction of customary closing conditions. The gross proceeds from the Offering and the Private Placement will be approximately $33.9 million, before deducting underwriting discounts and commissions and other offering expenses.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-234193), including the prospectus dated October 21, 2019, as supplemented by the prospectus supplement dated June 18, 2020.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the Share Subscription Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the Share Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the validity of the securities to be issued pursuant to the Underwriting Agreement is filed herewith as Exhibit 5.1.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-234193) and Registration Statement on Form S-8 (File No. 333-216639).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairman and Chief Executive Officer

Date: June 23, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement, dated as of June 18, 2020, by and between the Company, Jefferies LLC and William Blair & Company, L.L.C, as representatives of the underwriters named therein.

10.1	Share Subscription Agreement, dated as of June 18, 2020, by and between the Company, Decheng Capital China Life Sciences USD Fund II, L.P., and Decheng Capital China Life Sciences USD Fund III, L.P.

5.1	Opinion of Maples and Calder (Hong Kong) LLP.

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).